Exhibit 99.3

Curaleaf Holdings, Inc.

Offering of Subordinate Voting Shares

C$275,550,000

January 6, 2021

The Offered Securities (as hereinafter defined) will be offered by way of a prospectus supplement to a final base shelf prospectus in each of the provinces of Canada, other than Québec. A prospectus supplement containing important information relating to the Offered Securities has not yet been filed with the applicable Canadian securities regulatory authorities. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the Offered Securities. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the Offered Securities, before making an investment decision.

Copies of the final base shelf prospectus, and any applicable shelf prospectus supplement, may be obtained from Canaccord Genuity Corp. at ecm@cgf.com

The Offered Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”), and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in the U.S. Securities Act), except in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

Issuer:	Curaleaf Holdings, Inc. (“Company”).

Issue:	Treasury offering of subordinate voting shares of the Company (the “Offered Securities”).

Size of Offering:	C$275,550,000 (the “Offering”).

Issue Price:	C$16.70 per Offered Security.

Over-Allotment Option:	Up to 15% of the number of Offered Securities issued pursuant to the Offering to any cover over-allotments and for market stabilization purposes, exercisable within 30 days of the closing of the Offering.

Type of Transaction:	Overnight marketed deal, public issue pursuant to a supplement to the Company’s base shelf prospectus, subject to a formal underwriting agreement.

Offering Jurisdictions:	All provinces of Canada, except Quebec, and in the United States by way of private placement to selected qualified institutional buyers and outside of Canada and the United States on a private placement or equivalent basis.

Exchange Listings:	The Company’s existing subordinate voting shares are listed on the Canadian Securities Exchange under the symbol “CURA” and are quoted on OTC Markets under the symbol “CURLF”.

Eligibility:	The Offered Securities shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs and DPSPs.

Use of Proceeds:	For working capital requirements and other general corporate purposes.

Commission:	4.0% of the gross proceeds raised in respect of the Offering (including the Over-Allotment Option).

Closing Date:	On or about January 12, 2021.

Bookrunner:	Canaccord Genuity Corp.